Exhibit 2.1

Membership Interest Purchase Agreement
by and among
Project Running Specialties, Inc.
(“Buyer”),
Project Running Specialties, LLC
(“IP Buyer”),
and
The Finish Line, Inc.
(“Seller”)
January 26, 2017

Table of Contents

Article I Definitions	1

Article II Purchase and Sale	7
Section 2.1    Purchase and Sale                                7
Section 2.2    Purchase Price                                    7
Section 2.3    Working Capital Adjustment                            8
Section 2.4    Transaction Characterization; Purchase Price Allocation                10
Section 2.5    Indebtedness                                    10
Section 2.6    Closing                                        11

Article III Representations and Warranties of Seller	11
Section 3.1    Organization and Authority of Seller                        11
Section 3.2    Organization and Authority of the RSG Companies                    11
Section 3.3    Capitalization                                    11
Section 3.4    No Subsidiaries                                    12
Section 3.5    No Conflicts; Consents                                12
Section 3.6    Financial Statements                                12
Section 3.7    Absence of Certain Changes, Events and Conditions                    12
Section 3.8    Accounts Receivable                                13
Section 3.9    Inventory                                    13
Section 3.10    Material Contracts.                                13
Section 3.11    Title to Assets; Real Property                            14
Section 3.12    Intellectual Property                                16
Section 3.13    Legal Proceedings; Governmental Orders                        16
Section 3.14    Compliance with Laws; Permits                            16
Section 3.15    Environmental Matters                                17
Section 3.16    Employee Benefit Matters                                17
Section 3.17    Employment Matters                                18
Section 3.18    Taxes                                        18
Section 3.19    Indebtedness; Undisclosed Liabilities                        19
Section 3.20    Suppliers                                    19
Section 3.21    Brokers                                        19
Section 3.22    Acquired Companies                                20
Section 3.23    No Other Representations and Warranties                        20

Article IV Representations and Warranties of Buyers	20
Section 4.1    Organization and Authority of Buyers                        20
Section 4.2    No Conflicts; Consents                                20
Section 4.3    Investment Purpose                                21

i

Section 4.4    Brokers                                        21
Section 4.5    Legal Proceedings                                21
Section 4.6    Independent Investigation                                21
Section 4.7    Solvency                                    21

Article V Covenants	22
Section 5.1    Conduct of Business Prior to the Closing                        22
Section 5.2    Access to Information                                22
Section 5.3    Supplement to Disclosure Schedules                        23
Section 5.4    Employees; Benefit Plans                                23
Section 5.5    Mass Layoffs                                    24
Section 5.6    Company Financing                                24
Section 5.7    Confidentiality                                    24
Section 5.8    Third-party Consents/Real Property Leases                        24
Section 5.9    Books and Records                                24
Section 5.10    Closing Conditions                                25
Section 5.11    Public Announcements                                25
Section 5.12    Further Assurances                                25
Section 5.13    Tax Matters                                    26
Section 5.14    Restriction on Other Transactions                            27
Section 5.15    Financial Statements; Access to Financial Information                28
Section 5.16    Noncompetition and Nonsolicitation                        28
Section 5.17    Pre-Closing Restructuring                                29
Section 5.18    “Check-The-Box”                                29
Section 5.19    Ownership and Bankruptcy Post-Closing                        29
Section 5.20    Cash at Closing                                    29

Article VI Conditions to Closing	29
Section 6.1    Conditions to Obligations of Buyers                        29
Section 6.2    Conditions to Obligations of Seller                            30

Article VII Indemnification	31
Section 7.1    Survival                                        31
Section 7.2    Indemnification By Seller                                31
Section 7.3    Indemnification By Buyers                            32
Section 7.4    Certain Limitations                                32
Section 7.5    Indemnification Procedures                            33
Section 7.6    Tax Treatment of Indemnification Payments                        35
Section 7.7    Letter of Credit                                    35
Section 7.8    Exclusive Remedies                                35

ii

Article VIII Termination	36
Section 8.1    Termination                                    36
Section 8.2    Effect of Termination                                36

Article IX Miscellaneous	37
Section 9.1    Expenses                                    37
Section 9.2    Notices                                        37
Section 9.3    Interpretation                                    38
Section 9.4    Headings                                    38
Section 9.5    Severability                                    38
Section 9.6    Entire Agreement                                    38
Section 9.7    Successors and Assigns                                39
Section 9.8    No Third-party Beneficiaries                            39
Section 9.9    Amendment and Modification; Waiver                        39
Section 9.10    Governing Law; Waiver of Jury Trial                        39
Section 9.11    Specific Performance                                40
Section 9.12    Non-recourse                                    40
Section 9.14    Representation by Barnes & Thornburg LLP; Privileged Communications        42

Exhibits
Exhibit 2.3        Net Working Capital
Exhibit 2.4        Purchase Price Allocation
Exhibit 6.1(a)        Transition Services Agreement

iii

Membership Interest Purchase Agreement
This Membership Interest Purchase Agreement (this “Agreement”), dated as of January 26, 2017, is entered into by and among Project Running Specialties, Inc., a Delaware limited liability company (“Buyer”), Project Running Specialties, LLC, a Delaware limited liability company (“IP Buyer”, and collectively with Buyer, the “Buyers”), and The Finish Line, Inc., an Indiana corporation (“Seller”).
Recitals
WHEREAS, The Running Specialty Group, LLC, an Indiana limited liability company (“RSG”), along with its wholly owned subsidiary The Running Specialty Group Acquisitions 1, LLC, an Indiana limited liability company (“RSG1”), own and operate a chain of stand-alone retail running specialty stores (the “Business”); and
WHEREAS, Buyers desire to acquire, and Seller desires to sell, the Business and all the membership interests of RSG and RSG1 through the purchase and sale of all the membership interests of three yet-to-be organized limited liability companies (each an “Acquired Company,” and collectively, the “Acquired Companies”) which will be organized pre-closing as part of the Pre-Closing Restructuring.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
Definitions

The following terms have the meanings specified or referred to in this Article I:
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble.
“Benefit Plan” has the meaning set forth in Section 3.16(a).
“Buyer Benefit Plans” has the meaning set forth in Section 5.4(b).
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Indianapolis, Indiana are authorized or required by Law to be closed for business.

“Business Sale” has the meaning set forth in Section 5.14.
“Buyer” has the meaning set forth in the preamble.
“Buyers” has the meaning set forth in the preamble.
“Buyers Fundamental Representations” means the representations and warranties in Sections 4.1, 4.2, and 4.4.
“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.
“Closing” has the meaning set forth in Section 2.6.
“Closing Balance Sheet” has the meaning set forth in Section 2.3(b).
“Closing Date” has the meaning set forth in Section 2.6.
“Closing Net Working Capital” has the meaning set forth in Section 2.3(b).
“Code” means the Internal Revenue Code of 1986, as amended.
“Continuing Employee” has the meaning set forth in Section 5.4(a).
“Confidential Information” means any data or information of the RSG Companies (including trade secrets) that is proprietary or valuable to the operation of the businesses of the RSG Companies and not generally known to the public or competitors.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of August 29, 2016, between CriticalPoint Capital, LLC and TFL.
“Current Assets” means the accounts receivable (excluding Intercompany Accounts), inventory, and other current assets (including cash and cash equivalents in excess of the amount necessary to pay outstanding checks and drafts pursuant to Section 5.20) of the RSG Companies, as determined in accordance with GAAP.
“Current Liabilities” means the accounts payable (excluding Intercompany Accounts), gift cards, accrued expenses and the other current liabilities of the RSG Companies, as determined in accordance with GAAP; however, for purposes of this definition and this Agreement (including any Net Working Capital calculation), the accrual of liabilities relating to the Loyalty Program (as defined herein) shall be treated as it has been historically under GAAP, and not subject to prospective changes to GAAP after the date of this Agreement which affect the treatment of the Loyalty Program.
“Direct Claim” has the meaning set forth in Section 7.5(c).

“Disclosure Schedules” means the disclosure schedules to this Agreement delivered by Seller and Buyers concurrently with the execution and delivery of this Agreement, as they may be updated after the date of this Agreement.
“Dollars or $” means the lawful currency of the United States.
“Drop Dead Date” means February 24, 2017.
“Employees” means, collectively, those Persons employed by RSG1 immediately prior to the Pre-Closing Restructuring.
“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, options, rights of first refusal or offer and transfer, use or voting restrictions.
“Environmental Claim” means any formal or informal civil, criminal or administrative action, suit, hearing, lien, demand, claim, investigation, notice of liability or potential liability, notice of violation, request for information, complaint, lawsuit or other legal proceeding by any Person alleging, or any obligation involving, liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, clean-up, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from ownership, lease, operation or use of the business or assets of RSG or RSG1 or relating to any Real Property currently owned, operated or leased by RSG or RSG1, including the presence, Release of, or exposure to, any Hazardous Materials; or any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials or property damage, natural resources damage or personal injury caused by any Hazardous Material. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state or local analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended, 33 U.S.C. §§ 1251; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“Environmental Notice” means any directive, notice of violation, information request, infraction, notice, warning notice or communication of any kind or nature respecting any Environmental Claim or relating to an actual or alleged non-compliance with, or liability or potential liability under, any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“Financial Statements” has the meaning set forth in Section 3.6.
“Fiscal Year” means Seller’s fiscal year.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means any material, substance, chemical, waste, pollutant, emissions, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is subject to regulation under Environmental Laws, including any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.
“Indebtedness” means with respect to any specified Person, any liabilities (contingent or otherwise) relating to: (a) indebtedness, including interest and any prepayment penalties, expenses, or fees thereon created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person); (b) reimbursement obligations and obligations with respect to letters of credit, bankers’ acceptances, bank guarantees, surety bonds and performance bonds, whether or not matured, (c) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, in the ordinary course of business and consistent with such Person’s customary trade practices; (d) obligations with respect to interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate insurance agreements, foreign exchange contracts, currency swap or option agreements, forward contracts, commodity swap, purchase or option agreements, other commodity price hedging arrangements and all other similar contracts designed to alter the risks of any Person arising from fluctuations in interest rates, currency values or commodity prices; (e) indebtedness secured by a lien on the property of such Person whether or not the respective indebtedness so secured is a primary obligation of, or has been assumed by, such Person; (f) capital lease obligations of such Person; and (g) indebtedness of others guaranteed by such Person (including guarantees in the form of an agreement to repurchase or reimburse, letters of credit and guarantees by any company of performance obligations of another Person (other than a company)). For purposes of this Agreement and the definition of “Indebtedness”, all leases shall be deemed operating leases unless otherwise identified by Seller as leases that have been historically treated as capital leases under GAAP. Operating leases shall not be considered a form of indebtedness, nor shall they be characterized as capital leases by Buyers.

“Indemnified Party” has the meaning set forth in Section 7.4.
“Indemnifying Party” has the meaning set forth in Section 7.4.
“Independent Accountants” has the meaning set forth in Section 2.3(b)(ii).
“Intellectual Property” has the meaning set forth in Section 3.12(a).
“Intellectual Property of the Company” has the meaning set forth in Section 3.12(b).
“Intercompany Accounts” means all accounts, notes and other monies (a) receivable by an Acquired Company from Seller or any other Affiliate of Seller or an Acquired Company or (b) payable by an Acquired Company to Seller or any other Affiliate of Seller or an Acquired Company.
“Interim Balance Sheet” has the meaning set forth in Section 3.6.
“Interim Balance Sheet Date” has the meaning set forth in Section 3.6.
“Interim Financial Statements” has the meaning set forth in Section 3.6.
“Knowledge of Seller” or “Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge, after due inquiry, of Seller’s officers and directors, Samuel M. Sato, Edward W. Wilhelm, Bill Kirkendall, Christopher C. Eck, and Douglas Todd.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, Permit, other requirement or rule of law of any Governmental Authority.
“Losses” means losses, damages, liabilities, claims, taxes, costs or expenses, including reasonable attorneys’ fees.
“Material Adverse Effect” means any event, occurrence, fact, condition or change, individually or in the aggregate, that is or is reasonably likely to be materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets or liabilities (including contingent liabilities) of the Company or the Acquired Companies, or (b) the ability of Seller to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the United States economy or securities or financial markets in general, provided that they do not disproportionately affect the Company or the Acquired Companies relative to others in the industry in which the Company or the Acquired Companies operate; (ii) changes, conditions or effects that affect the industries and markets in which the Company or the Acquired Companies operate, provided that they do not disproportionately affect the Company or the Acquired Companies relative to others in the industry in which the Company operates; (iii) the effect of any changes in applicable Laws or accounting rules, including GAAP, provided that they do not disproportionately affect the Company or the Acquired Companies relative to others in the industry in which the Company or the Acquired Companies operate; or (iv) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God, other than those causing material damage to the assets of the Company or the Acquired Companies.

“Material Contracts” has the meaning set forth in Section 3.10(a).
“Membership Interests” means the membership interests of the Acquired Companies.
“Permits” means all permits, registrations, licenses, franchises, approvals, authorizations, and consents required to be obtained from Governmental Authorities.
“Permitted Encumbrances” has the meaning set forth in Section 3.11(a).
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Pre-Closing Restructuring” has the meaning set forth in Section 5.17.
“Purchase Price” has the meaning set forth in Section 2.2.
“Qualified Benefit Plan” has the meaning set forth in Section 3.16(b).
“Real Property” means any real property owned, leased, subleased or operated by the Company or an Acquired Company, together with all buildings, structures and facilities located thereon.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or escape or migration into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture) in contravention of Environmental Laws or Permits.
“Remedial Action” means any response, investigation, removal, clean-up, treatment, disposal, restoration, reuse, storage, treatment, confinement, neutralization, recycling, containment, remediation, monitoring, sampling, repair of leaking containers and fixtures or any action taken to respond to, minimize, correct or prevent a Release or threatened Release of Hazardous Materials.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Reviewed Financial Statements” has the meaning set forth in Section 3.6.
“RSG Companies” means, collectively, RSG and RSG1.
“Seller Fundamental Representations” means the representations and warranties in Section 3.1, Section 3.2, Section 3.3, Section 3.4 and the clauses (a) and (b) of the first sentence of Section 3.5.
“Seller” has the meaning set forth in the preamble.
“Target Net Working Capital” means $15,417,855.
“Taxes” means all U.S. federal, state, local, non-U.S., and other income, alternative, or add-on minimum, built-in-gains, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, payments required under Section 7519 of the Code, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third-Party Claim” has the meaning set forth in Section 7.5(a).
“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.
ARTICLE II
Purchase and Sale

Section 2.1    Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell to Buyers, and Buyers shall purchase from Seller, the Membership Interests for the consideration specified in Section 2.2.

Section 2.2    Purchase Price. Buyers shall pay Seller the following amounts for the Membership Interests (the “Purchase Price”):

(a)Zero Dollars ($0) at Closing, subject to adjustment under Section 2.3(a) (the “Base Purchase Price”); and

(b)Any amounts payable under Section 2.3.

Section 2.3    Working Capital Adjustment.
(a)     Pre-Closing Working Capital Adjustment.
(i)At least five (5) Business Days prior to the Closing, Seller shall cause to be prepared and delivered to Buyers a certificate (the “Estimated Closing Certificate”) executed by Seller, dated as of the date of delivery, setting forth Seller’s estimate of the Net Working Capital (as defined below) of the RSG Companies on a consolidated basis as of the Closing Date (the “Estimated Net Working Capital”). The Estimated Net Working Capital shall be determined in accordance with GAAP and consistent with the Company’s past practice used in calculating the components of Net Working Capital for the Financial Statements (except that to the extent that past practices of the Company used in preparing the Financial Statements are not consistent with GAAP, such past practices shall be described on Exhibit 2.3 attached hereto and shall be used in determining the Estimated Net Working Capital). Buyers shall have two (2) Business Days to review the Estimated Closing Certificate, after which, unless objected to by Buyers for the purpose of this Section 2.3(a), the Estimated Closing Certificate delivered by Seller and the Estimated Net Working Capital set forth thereon shall be binding on Seller and Buyers for purposes of the Closing. If Buyers in good faith objects to the Estimated Closing Certificate, then the Estimated Net Working Capital for purposes of Closing shall be equal to the Target Net Working Capital. The Base Purchase Price shall be not be increased by the amount by which the Estimated Net Working Capital exceeds the Target Net Working Capital, but the Base Purchase Price shall be decreased by the amount by which Target Net Working Capital exceeds the Estimated Net Working Capital. If the Estimated Net Working Capital is less than the Target Net Working Capital, then Seller shall pay Buyers at Closing (the “Pre-Closing Net Working Capital Adjustment Amount”) the difference between the Target Net Working Capital and the Estimated Net Working Capital.
(ii)For the purposes of this Agreement, including the determination of the Estimated Net Working Capital, the Closing Net Working Capital (as defined below), the term “Net Working Capital” shall mean (aa) Current Assets as of the open of business on the Closing Date, minus (bb) Current Liabilities as of the open of business on the Closing Date, in each of the immediately preceding clauses (aa) and (bb), to the extent such current assets and current liabilities are identified as such on Exhibit 2.3 and on the Interim Balance Sheet.

(b)     Post-Closing Working Capital Adjustment.
(i)     Within forty-five (45) days after the Closing Date, Buyers shall deliver to Seller a consolidated balance sheet of the Acquired Companies (the “Closing Balance Sheet”) and Buyers’ calculation (the “Closing Net Working Capital Statement”) of the Net Working Capital as of the Closing Date (the “Closing Net Working Capital”). In conjunction with delivering the Closing Balance Sheet and Closing Net Working Capital Statement, Buyers also shall deliver or make available to Seller such work papers, schedules and detail reports used to support or calculate the Closing Balance Sheet and Closing Net Working Capital Statement. Buyers shall also permit Seller and its Representatives access to the accounting records and accountant work papers (if any) used in connection with the preparation of the Closing Balance Sheet and Closing Net Working Capital Statement.

(ii)    Seller shall have thirty (30) days after receipt of the Closing Balance Sheet and Closing Net Working Capital Statement to examine the same and any work papers and records relating thereto and submit a notice to Buyers of its objections (the “Dispute Notice”), if any, to the Closing Net Working Capital Statement. Such notice shall specify each item and amount as to which Seller disagrees and the basis of Seller’s objections. If Seller has not given a Dispute Notice to Buyers within such 30‑day period, or if Seller and Buyers are able to resolve any objections raised by Seller through negotiations, then the Closing Net Working Capital Statement, as revised pursuant to such negotiations, if any, shall be final and binding on the parties. If Seller and Buyers are unable to resolve any objections to the Closing Net Working Capital Statement within thirty (30) days after Seller’s delivery of the Dispute Notice to Buyers, the items in dispute (and only those items that are in dispute) shall be referred for resolution to Crowe Horwath LLP, and if Crowe Horwath LLP is unable or unwilling to accept the engagement, then to another independent certified public accounting firm mutually acceptable to Buyers and Seller (in any such case, the “Independent Accountants”). The Independent Accountants may not be the regular outside accounting firm of any of the parties hereto. The Independent Accountants shall be instructed to complete their review of disputed items and any documentation submitted by the parties with respect thereto and to make a determination within forty-five (45) days after they are engaged, and the decision of the Independent Accountants shall be final and binding on the parties absent manifest error. In resolving any disputed item, the Independent Accountants shall not assign a value to any item higher than the highest value for such item claimed by either Seller or Buyers or less than the lowest value for such item claimed by either one. The Independent Accountants shall prepare and forward to Buyers and Seller an explanation of their determination with respect to the items identified in the Dispute Notice and a final Closing Balance Sheet and Closing Net Working Capital Statement, including the Closing Net Working Capital. In such an event, the revised Closing Balance Sheet and Closing Net Working Capital Statement and the Closing Net Working Capital determination shall be final and binding on the parties. The costs, expenses and fees of the Independent Accountants shall be borne by the parties based upon the degree to which the Independent Accountants accept the parties’ respective positions.
(iii)Within five (5) Business Days after the Closing Net Working Capital becomes final under Section 2.3(b)(ii) above, the following payments shall be made:

(aa) if the Closing Net Working Capital is greater than or equal to the Target Net Working Capital, then the Pre-Closing Net Working Capital Adjustment Amount paid by Seller, if any, shall be paid by Buyers, jointly and severally, to Seller; or
(bb) if the Closing Net Working Capital is less than the Target Net Working Capital, then Seller shall pay to Buyers an amount equal to (1) the difference between the Target Net Working Capital minus Closing Net Working Capital, minus (2) any Pre-Closing Net Working Capital Adjustment Amount previously paid by Seller.
(iv)Any payment required pursuant to this Section 2.3(b) shall be made by wire transfer by Buyers or Seller, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party. Any such payment will be made together with interest at the Prime Rate per annum as quoted in The Wall Street Journal as of the Closing Date, compounded daily beginning on the Closing Date and ending on the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred sixty five (365) days and the actual number of days elapsed.

Section 2.4    Transaction Characterization; Purchase Price Allocation. Seller and Buyers agree that the sale of the Membership Interests will be treated for Federal Income Tax purposes as a sale and purchase of the assets of the Acquired Companies. The sum of: (a) the Purchase Price; (b) any liabilities of the Acquired Companies required under GAAP to be reflected on a balance sheet that survive Closing; and (c) any other applicable amounts required to be included under the Code, will be allocated among the assets of the Acquired Companies (as such classes are defined for the purposes of Sections 1060 and 338 of the Code). Such allocations, and the allocation of any purchase price adjustments, will be prepared in accordance with the methodology set forth on Exhibit 2.4 and will be made in accordance with the requirements of Sections 1060 of the Code. Within 45 days after the determination of the Purchase Price pursuant to Section 2.3(b), Buyers shall deliver to Seller a draft of such allocation for Seller’s review and approval, which will be prepared on a basis consistent with the methodology set forth on Exhibit 2.4. Within 15 days thereafter, Seller will deliver to Buyers either a notice accepting the allocation prepared by Buyers or a statement setting forth in reasonable detail any objections thereto and the basis for such objections. If Seller timely delivers such a notice, Buyers and Seller will use good faith efforts to resolve such objections. If they are unable to mutually agree on the allocation, the procedures of Section 2.3(b)(ii) will control. No party or any Affiliate of any Party (including any Acquired Company) will take a position on any Tax Return, before any taxing authority or in any proceeding that is in any manner inconsistent with the allocation, as finally determined under this Section 2.4, without the written consent of the other parties or unless specifically required pursuant to a determination by the applicable taxing authority. The parties will promptly advise each other of the existence of any Tax audit, controversy or litigation related to any allocation hereunder.

Section 2.5    Indebtedness; Intercompany Accounts. Seller shall pay off all Indebtedness of the Acquired Companies at Closing, if any. All Intercompany Accounts shall be discharged or otherwise terminated as of the Closing Date. Notwithstanding the forgoing, Buyers agree that all liabilities relating to the RSG Companies’ “Run Rewards” customer loyalty program (“Loyalty Program”) shall be retained by the RSG Companies after the Closing.

Section 2.6    Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., Eastern Time, no later than February 24, 2017 effective as of 12:01 a.m. Eastern Time on such date (the “Closing Date”), at the offices of Seller’s counsel at Barnes & Thornburg LLP, 11 South Meridian Street, Indianapolis, Indiana 46204, or via correspondence and e‑mail communications, or at such other time and place as the parties may agree.

ARTICLE III
Representations and Warranties of Seller
Except for information set forth in the Disclosure Schedules, Seller represents and warrants to Buyers that the statements contained in this Article III are true and correct.
Section 3.1    Organization and Authority of Seller. Seller is a corporation duly incorporated and validly existing under the Laws of the State of Indiana. Seller has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyers) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). All actions taken by Seller in connection with this Agreement will be duly authorized at or prior to Closing.

Section 3.2    Organization and Authority of the RSG Companies. The RSG Companies are limited liability companies duly organized and validly existing under the laws of the State of Indiana. Each of the RSG Companies has the full power and authority to own, operate or lease the Real Property and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Each of the RSG Companies is duly licensed or qualified to do business and is in existence or good standing in each jurisdiction in which the Real Property owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified, in existence or in good standing would not have a Material Adverse Effect.

Section 3.3    Capitalization. At or prior to Closing:
(a)    the Membership Interests shall be issued in compliance with applicable Laws. The Membership Interests will not be issued in violation of any agreement, arrangement or commitment to which either Seller or any Acquired Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. Upon consummation of the transactions contemplated by this Agreement, Buyers shall own the Membership Interests, free and clear of all Encumbrances, other than those Encumbrances arising from acts of Buyers from and after the Closing Date.
(b)     The Membership Interests shall represent all of the issued and outstanding ownership interests in the Acquired Companies. There shall be no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the equity of the Acquired Companies or obligating Seller or any Acquired Company to issue or sell any ownership interest, or any other interest in, the Acquired Companies. None of the Acquired Companies shall have any outstanding or have authorized any profits interests or similar rights. Other than the Limited Liability Company Agreements of each Acquired Company (the “Operating Agreements”), there shall be no voting trusts, member agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

Section 3.4    No Subsidiaries. RSG does not own, nor has any interest in any equity or have an ownership interest in any other Person except for RSG1. RSG1 has no subsidiaries.

Section 3.5    No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Articles of Organization or Operating Agreements of the RSG Companies; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to the RSG Companies; or (c) except as set forth in Section 3.5 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Material Contract to which a RSG Company is a party or is bound. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the RSG Companies in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.6    Financial Statements. Copies of financial statements for the RSG Companies consisting of the balance sheet of the RSG Companies for each of the RSG Companies’ fiscal years ending February 28, 2015 and February 27, 2016 and the related statements of income for the years then ended (the “Annual Financial Statements”), and financial statements consisting of the balance sheet of the RSG Companies as of November 26, 2016 and the related statements of income for the period beginning March 1, 2016 and ending November 26, 2016 (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”) have been provided to Buyers. Except as set forth in Section 3.6 of the Disclosure Schedules, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments. The Financial Statements fairly present in all material respects the financial condition of the RSG Companies as of the respective dates they were prepared and the results of the operations of the RSG Companies for the periods indicated. The balance sheet of RSG Companies as of December 31, 2016 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”

Section 3.7    Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by this Agreement or as set forth on Section 3.7 of the Disclosure Schedules, from the Interim Balance Sheet Date until the date of this Agreement, the RSG Companies have operated in the ordinary course of business in all material respects and there has not been any:
(a)    event, occurrence or development that has had a Material Adverse Effect;

(b)    amendment of the Articles of Organization, Operating Agreement or other organizational documents of RSG Companies;
(c)split, combination or reclassification of any equity of RSG Companies;
(d)issuance, sale or other disposition of ownership in the Seller or RSG Companies, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any ownership in the Seller or RSG Companies;
(e)declaration or payment of any dividends or distributions or redemption, purchase or acquisition of any of the Membership Interests of RSG Companies;
(f)material change in any method of accounting or accounting practice of the Seller, except as required by changes to GAAP or applicable Law arising after the Interim Balance Sheet Date or as disclosed in the notes to the Financial Statements;
(g)incurrence, assumption or guarantee of any indebtedness for borrowed money by the Seller or RSG Companies, except unsecured current obligations and liabilities incurred in the ordinary course of business;
(h)sale or other disposition of any of the assets shown or reflected on the Interim Balance Sheet, except in the ordinary course of business and except for any assets having an aggregate value of less than $50,000;
(i)increase in the compensation of any Employees, other than as provided for in any written agreements (true and complete copies of which have been provided to Buyers) or in the ordinary course of business;
(j)adoption, amendment or modification of any Benefit Plan;
(k)acquisition by the Seller or any RSG Companies by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;
(l)adoption by the Seller or any RSG Companies of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law; or
(m)any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.8    Accounts Receivable. All accounts receivable of RSG Companies reflected in the Interim Balance Sheet have arisen from bona fide transactions in the ordinary course of business and have been recorded therein in accordance with GAAP.

Section 3.9    Inventory. The inventory of RSG Companies does not include any items that are obsolete or of a quantity not usable or salable in the ordinary course of business in excess of the reserve therefor set forth in the Interim Balance Sheet.

Section 3.10    Material Contracts.
(a)     Section 3.10(a) of the Disclosure Schedules lists each of the following contracts and other agreements of Seller in effect as of the date of this Agreement under which any of the RSG Companies is bound (together with all Real Property Leases listed in Section 3.11(b) of the Disclosure Schedules, collectively, the “Material Contracts”):

(i)each agreement involving annual aggregate consideration in excess of $100,000 which cannot be cancelled by either of the RSG Companies without penalty or without more than 90 days’ notice;
(ii)all agreements which relate to the sale of any of the assets of either the RSG Companies, other than in the ordinary course of business, for consideration in excess of $50,000;
(iii)all agreements that relate to the acquisition by either of the RSG Companies of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), in each case involving amounts in excess of $50,000;
(iv)except for agreements relating to trade receivables, all agreements relating to Indebtedness;
(v)all agreements between or among either of the RSG Companies and any Affiliate of the RSG Companies;
(vi)all employment agreements and collective bargaining agreements or agreements with any labor organization, union or association to which either of the RSG Companies is a party;
(vii)agreements that limit or restrict the RSG Companies from engaging in any business or other activity in any jurisdiction;
(viii)agreements granting to any Person an option or a right of first refusal, first-offer or similar preferential right to provide services to or to purchase or acquire any Real Property or assets of either of the RSG Companies;
(ix)agreements with any agent, distributor or representative that are not terminable without penalty or payment of any termination fee or payment on thirty (30) days’ or less notice;
(x)joint venture or partnership agreements and all other agreements providing for the sharing of any profits;
(xi)agreements related to the nondisclosure of confidential or proprietary information; and
(xii)agreements with sales representatives or distributors involving annual aggregate consideration in excess of $50,000;
(b)    Except as set forth on Section 3.10(b) of the Disclosure Schedules, neither of the RSG Companies nor, to Seller’s Knowledge, any other parties thereto is in breach of, or default under, any Material Contract.

Section 3.11    Title to Assets; Real Property.
(a)    The RSG Companies have good and valid title to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets reflected in the Financial Statements or acquired after the Interim Balance Sheet Date, other than the Real Property and assets sold or otherwise disposed of in the ordinary course of business since the Interim Balance Sheet Date. All such Real Property and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”), none of which materially interfere with the use and operation of such Real Property in the ordinary course of business:

i.those items set forth in Section 3.11(a) of the Disclosure Schedules;
ii.liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures;
iii.mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business;
iv.easements, rights of way, restrictive covenants, rules, zoning ordinances and other similar encumbrances affecting Real Property; or
v.liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business.

(b)    Neither of the RSG Companies owns any Real Property. Section 3.11(b) of the Disclosure Schedules lists all the Real Property leases of the RSG Companies (collectively, “Real Property Leases”), including the street address of each parcel of leased Real Property. Correct and complete copies of all Real Property Leases that have not expired or been terminated as of the date hereof have been made available to Buyers. Each Real Property Lease is in full force and effect and constitutes the valid and legally binding obligation of one of the RSG Companies, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity), and there is no default under any Real Property Lease either by the RSG Companies or, to the Knowledge of Seller, by any other party thereto. There does not exist, to the Knowledge of Seller, any pending or threatened condemnation or eminent domain proceedings that affect any Real Property, and neither of the RSG Companies have received any written notice of the intention of any Governmental Authority or other Person to take or use in contravention of the RSG Companies’ rights under the Real Property Leases. The Real Property constitutes all of the Real Property utilized by the RSG Companies in the operation of the RSG Companies’ business except for Seller’s distribution center located in Indianapolis, Indiana.
(c)     The assets owned or leased by the RSG Companies, to the Knowledge of Seller, have no known material defects and are in adequate working condition and in a state of good maintenance and repair, ordinary wear and tear excepted. All of the assets and Real Property owned or leased by the RSG Companies constitute all of the assets and Real Property necessary and sufficient to conduct the operations of the Business in the same manner as it is currently conducted as of the date hereof except for Seller’s distribution center located in Indianapolis, Indiana.

Section 3.12    Intellectual Property.
a.“Intellectual Property” means any and all: (i) trademarks and service marks, including all applications and registrations and goodwill related to the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents, patent applications, inventions, technology and proprietary information; and (v) data, databases, computer software, internet domain name registrations, websites and website content.
b.Section 3.12(b) of the Disclosure Schedules lists all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations held or owned by the RSG Companies. The RSG Companies own or have the right to use all Intellectual Property necessary to conduct the Business as currently conducted (the “Intellectual Property of the RSG Companies”), and the RSG Companies’ use of the Intellectual Property of RSG Companies under any license or permit from another party does not exceed the authorized scope of such license or permit. Buyers acknowledge that Seller or an Affiliate of Seller (other than the Acquired Companies) will retain ownership to the domain name “run.com.”
c.Except as set forth in Section 3.12(c) of the Disclosure Schedules: (i) to the Knowledge of Seller, the material Intellectual Property of the RSG Companies as currently licensed or used by the RSG Companies, and the conduct of the RSG Companies’ business as currently conducted, do not infringe, violate or misappropriate the Intellectual Property of any Person; and (ii) to the Knowledge of Seller, no Person is infringing, violating or misappropriating any Intellectual Property of the RSG Companies.

Section 3.13    Legal Proceedings; Governmental Orders.
a.Except as set forth in Section 3.13(a) of the Disclosure Schedules, there are no actions, suits, claims, investigations or other legal proceedings pending or, to Seller’s Knowledge, threatened against or by either of the RSG Companies affecting any of the RSG Companies’ Real Property or assets.
b.Except as set forth in Section 3.13(b) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards or injunction against or affecting the RSG Companies or any of the RSG Company’s Real Property Leases or assets.

Section 3.14    Compliance with Laws; Permits.
a.Except as set forth in Section 3.14(a) of the Disclosure Schedules, the RSG Companies are in material compliance with all Laws applicable to their assets and business as it is currently conducted.
b.All Permits required for the RSG Companies to conduct the Business have been obtained by it and are valid and in full force and effect.
c.None of the representations and warranties contained in this Section 3.14 shall be deemed to relate to environmental matters (which are governed by Section 3.15), employee benefits matters (which are governed by Section 3.16), employment matters (which are governed by Section 3.17) or tax matters (which are governed by Section 3.18).

Section 3.15    Environmental Matters.
a.To the Knowledge of Seller, the RSG Companies are in compliance with all Environmental Laws and has not, and Seller has not, received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) request for information pursuant to Environmental Laws, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements. Nether of the RSG Companies has entered into or received any Governmental Order that imposes any continuing material obligation on the RSG Companies under Environmental Law.
b.Except as set forth in Section 3.15(b) of the Disclosure Schedules, to Seller’s Knowledge, there are no facts or circumstances which could give rise to any Environmental Claim against Buyers under Environmental Laws with respect to the business or assets of the RSG Companies or any Real Property currently leased by the RSG Companies.

Section 3.16    Employee Benefit Matters.
a.Section 3.16(a) of the Disclosure Schedules contains a list of each material benefit, retirement, employment, compensation, incentive, unit options, phantom equity, change in control, severance, vacation, paid time off and fringe-benefit agreement, plan, policy and program, whether or not reduced to writing, in effect and covering one or more Employees, former employees of the RSG Companies, current or former directors of the RSG Companies, current or former independent contractors, consultants, or leased employees of the RSG Companies, or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, contributed to, or required to be contributed to by the RSG Companies, or under which either RSG Companies has, or could reasonably be expected to have, any material liability for premiums or benefits or any other liabilities (as listed on Section 3.16(a) of the Disclosure Schedules, each, a “Benefit Plan”) under any such Benefit Plan.
b.Except as set forth in Section 3.16(b) of the Disclosure Schedules, each Benefit Plan materially complies with all applicable Laws (including ERISA and the Code and the regulations promulgated thereunder). Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a master or prototype plan, can rely on an opinion letter from the Internal Revenue Service to the master or prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable. Since January 1, 2014, no Qualified Benefit Plan has incurred a termination or partial termination within the meaning of Section 411(d)(3) of the Code. Except as set forth in Section 3.16(b) of the Disclosure Schedules, all benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Benefit Plan, the terms of all applicable Laws and GAAP or, to the extent required to be accrued but not required to be made or paid on or before the date hereof, have been properly reflected in the Financial Statements. With respect to any Benefit Plan, no event has occurred or is reasonably expected to occur that has resulted in or would subject the Company to a Tax under Section 4971 of the Code.

c.The representations and warranties set forth in this Section 3.16 are Seller’s sole and exclusive representations and warranties regarding employee benefit matters.

Section 3.17    Employment Matters.
a.RSG does not presently have nor has it ever had employees.
b.Neither of the RSG Companies is a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any Employees. Except as set forth in Section 3.17(a) of the Disclosure Schedules, within the three (3) years prior to the date hereof, there has not been, nor, to Seller’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the RSG Companies.
c.RSG1 is in material compliance with all applicable Laws pertaining to employment and employment practices. Except as set forth in Section 3.17(c) of the Disclosure Schedules, there are no actions, suits, claims, investigations or other legal proceedings against RSG1 pending, or to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of RSG1, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.
d.No employee of RSG1 has or will have experienced an “employment loss” as defined in the WARN Act which takes place either at the time of Closing or during the 90 calendar days preceding the Closing Date.

Section 3.18    Taxes. Except as set forth in Section 3.18 of the Disclosure Schedules:
a.The RSG Companies have timely filed (taking into account any valid extensions) all Tax Returns required to be filed by it. Such Tax Returns are true, complete and correct in all material respects. The RSG Companies are not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All Taxes due and owing by RSG Companies have been timely paid or accrued.
b.No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of RSG Companies.
c.There are no ongoing, asserted, proposed or threatened audits, assessments, actions, suits, claims, investigations or other legal proceedings by any taxing authority against RSG Companies.
d.The RSG Companies are not a party to any Tax-sharing or similar arrangement or agreement.

e.All Taxes which RSG Companies are obligated to withhold and remit from amounts owing to any employee, stockholder, independent contractor, creditor or other third party have been timely withheld and paid or accrued.
f.Section 3.18 of the Disclosure Schedules sets forth a list of each jurisdiction in which a RSG Company files a Tax Return and the type of Tax Return filed, and, as except as set forth thereon, no taxing authority in any jurisdiction where RSG Companies do not file one or more types of Tax Returns has made a claim or assertion that a RSG Company is or may be subject to any such type of Tax by that jurisdiction or is or may be required to file in such jurisdiction any such type of Tax Return.
g.Neither of the RSG Companies has entered into, or otherwise participated (directly or indirectly) in, any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011‑4(b) or has received a written opinion from a tax advisor that was intended to provide protection against a tax penalty. RSG Companies do not have any liability for the Taxes of any Person (other than such RSG Company) under U.S. Treasury Regulation Section 1.1502‑6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise.

Section 3.19    Indebtedness; Undisclosed Liabilities.
a.The RSG Companies have no Indebtedness except as set forth on Section 3.19 of the Disclosure Schedules, all of which will be paid off or satisfied by Seller prior to Closing.
b.Except as set forth in Section 3.19 of the Disclosure Schedules, the RSG Companies do not have any material liabilities or material obligations (whether accrued, contingent, absolute or otherwise), except:
i.liabilities and obligations fully and adequately reflected or provided for in the Interim Balance Sheet in accordance with GAAP; and
ii.liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since the Interim Balance Sheet Date.

Section 3.20    Suppliers.
a.Section 3.20(a) of the Disclosure Schedules lists each of the top ten (10) suppliers of the RSG Companies based on the aggregate of the amounts paid to such supplier for calendar year 2016 and the top ten (10) suppliers of RSG Companies based on the aggregate amount of purchases made from such suppliers for calendar year 2015.
b.Except as set forth on Section 3.20(b) of the Disclosure Schedules, (A) no supplier listed on Section 3.20(a) of the Disclosure Schedules (a) (i) has stopped or materially decreased, (ii) has threatened to stop or materially decrease the rate of, or (iii) to Seller’s Knowledge, as a result of the transactions contemplated by this Agreement, is reasonably likely to stop or materially decrease the rate of, supplying materials, products or services to RSG Companies.

Section 3.21    Brokers. Except as set forth on Section 3.21 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.22    Acquired Companies. At Closing, each of the Acquired Companies shall be a limited liability company duly organized and validly existing under the Laws of the State of Delaware. Prior to Closing, the Acquired Companies shall have no operations, assets, or liabilities except as contemplated by the Pre-Closing Restructuring.

Section 3.23    No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Disclosure Schedules and including the representations that specified materials made available to Buyers are true, complete and correct), none of the RSG Companies, Seller or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the RSG Companies, including any representation or warranty as to the accuracy or completeness of any information regarding the RSG Companies furnished or made available to Buyers and their Representatives (including the Confidential Information Memorandum prepared by Peter J. Solomon Company, LLC on behalf Seller dated September 2016, and any information, documents or material made available to Buyers, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of RSG Companies, individually or collectively, or any representation or warranty arising from statute or otherwise in law.

ARTICLE IV
Representations and Warranties of Buyers

Buyers represent and warrant to Seller that the statements contained in this Article IV are true and correct.
Section 4.1    Organization and Authority of Buyers. Each of the Buyers is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Buyers has full limited liability company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyers of this Agreement, the performance by Buyers of their obligations hereunder and the consummation by Buyers of the transactions contemplated hereby have been duly authorized by all requisite company action on the part of Buyers. This Agreement has been duly executed and delivered by Buyers, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyers, enforceable against Buyers in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.2    No Conflicts; Consents. The execution, delivery and performance by Buyers of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the articles of incorporation or articles of organization of the Buyers; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to either of the Buyers; or (c) except as set forth in Section 4.2 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which either of the Buyers is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyers’ ability to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyers in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which would not have a material adverse effect on Buyers’ ability to consummate the transactions contemplated hereby.

Section 4.3    Investment Purpose. Buyers are acquiring the Membership Interests solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyers acknowledge that the Membership Interests are not registered under the Securities Act of 1933, as amended, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of such act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyers are able to bear the economic risk of holding the Membership Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.4    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyers.

Section 4.5    Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyers’ knowledge, threatened against or by Buyers or any Affiliate of Buyers that challenge or seek to prevent, enjoin or otherwise could delay the transactions contemplated by this Agreement.

Section 4.6    Independent Investigation. Buyers have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the RSG Companies, and acknowledge that they have been provided access to the personnel, assets, premises, books and records, and other documents and data of Seller and the RSG Companies for such purpose. Without limiting its right to enforce this Agreement and pursue all available remedies in the event of any breach by Seller (including its right to indemnity as set forth in Article VII hereof), Buyers acknowledge and agree that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyers have relied solely upon their own investigation and the express representations and warranties of Seller set forth in Article III of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of Seller, the RSG Companies or any other Person has made any representation or warranty as to Seller, the RSG Companies or this Agreement, except as expressly set forth in Article III of this Agreement (including the related portions of the Disclosure Schedules).

Section 4.7    Solvency. Immediately after giving effect to the transactions contemplated hereby and immediately after the Closing, each of the Buyers shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyers or Seller. In connection with the transactions contemplated hereby, Buyers have not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

ARTICLE V
Covenants

Section 5.1    Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyers (which consent shall not be unreasonably withheld, conditioned, or delayed), Seller shall, and shall cause the RSG Companies to: (a) conduct the business of the RSG Companies in the ordinary course of business; and (b) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of each of the RSG Companies and to preserve the rights, franchises, goodwill and relationships of Employees, customers, lenders, suppliers, regulators and others having business relationships with the RSG Companies. From the date hereof until the Closing, except as consented to in writing by Buyers (which consent shall not be unreasonably withheld, conditioned, or delayed), Seller shall not cause or permit the RSG Companies to take any action that would cause any of the changes, events or conditions described in Section 3.7 to occur except any actions which relate to the Pre-Closing Restructuring.

Section 5.2    Access to Information. From the date hereof until the Closing, Seller shall, and shall cause the RSG Companies to: (a) afford Buyers and their Representatives reasonable access to and the right to inspect all of the Real Property, assets, premises, books and records, contracts, agreements and other documents and data related to the RSG Companies as Buyers reasonably deem necessary for the purpose of evaluating the transactions contemplated hereby; (b) furnish Buyers and their Representatives with such financial, operating and other data and information of RSG Companies as Buyers or any of their Representatives may reasonably request; and (c) instruct the Representatives of Seller and the RSG Companies to cooperate with Buyers in their investigation of the Company; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller’s and/or RSG1’s personnel and in such a manner as not to interfere with the normal operations of the RSG Companies. All requests by Buyers for access pursuant to this Section 5.2 shall be submitted or directed exclusively to Christopher C. Eck or such other individuals as Seller may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, neither Seller nor the RSG Companies shall be required to disclose any information to Buyers if such disclosure would, in Seller’s sole discretion: (x) cause significant competitive harm to Seller, the RSG Companies and/or their respective businesses if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding agreement. Prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyers shall not contact any suppliers to, or customers of, the RSG Companies and Buyers shall have no right to perform invasive or subsurface investigations of the Real Property. Buyers shall, and shall cause their Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 5.2.

Section 5.3    Supplement to Disclosure Schedules. Prior to the Closing, Seller shall supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or discovered (each a “Schedule Supplement”), and each such Schedule Supplement shall be deemed to be incorporated into and to supplement and amend the Disclosure Schedules as of the Closing Date; provided, however, that in the event such event, development or occurrence which is the subject of the Schedule Supplement results in a Material Adverse Effect on the RSG Companies or the transactions contemplated hereby, then Buyers shall have the right to terminate this Agreement for failure to satisfy the closing condition set forth in Section 6.1(a); provided, further, that if Buyers have the right to, but do not elect to terminate this Agreement within ten (10) Business Days of their receipt of such Schedule Supplement, then Buyers shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter under any of the conditions set forth in Section 6.1, but shall retain its right to indemnification under Section 7.2 with respect to such matter without giving effect to any Schedule Supplement.

Section 5.4    Employees; Benefit Plans.
a.Immediately after Closing and for forty-six (46) days thereafter, Buyers shall and shall cause RSG1 to provide each Employee who remains employed immediately after the Closing (“Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by RSG1 immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by RSG1 immediately prior to the Closing; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the RSG1 immediately prior to the Closing; and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Continuing Employee immediately prior to the Closing. Nothing in this Section 5.4(a) shall require Buyers or RSG1 to continue any level of salary, wages, bonus, or benefits after forty-six (46) following the Closing Date, and Buyers and RSG1 may change any or all such compensation and benefits of the Continuing Employees after such forty-six (46) day period.
b.With respect to any employee benefit plan maintained by Buyers or their Subsidiaries (collectively, “Buyers Benefit Plans”) in which any Continuing Employees will participate after the Closing, Buyers shall, or shall cause RSG1 to, to the maximum extent permitted by such Buyers Benefit Plans, recognize all service of the Continuing Employees with RSG1, as the case may be as if such service were with Buyers, for vesting and eligibility purposes in any Buyers Benefit Plans in which such Continuing Employees may be eligible to participate after Closing; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan.
c.Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of the Continuing Employees and any former employees, officers, directors, independent contractors or consultants of RSG1, or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date. Seller also shall remain solely responsible for all worker's compensation claims of any Continuing Employees and any former employees, officers, directors, independent contractors or consultants of RSG1 which relate to events occurring on or prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

d.This Section 5.4 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.4, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.4. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.4 shall not create any right in any Employee or any other Person to any continued employment with RSG1, Buyers or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

Section 5.5    Mass Layoffs. Buyers shall not, and shall cause RSG1 not to, take any action following the Closing that could result in WARN Act liability to Seller.

Section 5.6    Company Financing. Buyers shall ensure that the RSG Companies have a third party asset based/working capital line of credit facility in place in the amount of $10,000,000 from a reputable financial institution which is reasonably acceptable to Seller (“Third Party Financing”). Such Third Party Financing shall include letters of credit to satisfy Buyers’ obligations under Sections 5.8 and 7.7 below (collectively, the “Letters of Credit”).

Section 5.7    Confidentiality. Buyers acknowledge and agree that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyers pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.7 shall nonetheless continue in full force and effect.

Section 5.8    Third-party Consents/Real Property Leases.
a.Seller shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.5 of the Disclosure Schedules, and Buyers shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.2 of the Disclosure Schedules.
b.As for any necessary consents or notices required under any Real Property Leases relating to the transactions contemplated by this Agreement, Seller shall use commercially reasonable efforts, and Buyers shall cooperate with Seller, to obtain such consents or to provide such notices. If any assignment, transfer fees or other expenses and costs are payable under a Real Property Lease, Buyers and Seller shall share equally the costs of such items.
c.Buyers shall replace the existing letters of credit under the RSG Companies’ Real Estate Leases for the Bronxville, New York and Northville, Michigan stores at or prior to Closing.

Section 5.9    Books and Records.
a.In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of six (6) years after the Closing (or longer if required for Taxes, as set forth in Section 5.13(c)(i)), Buyers shall:
i.retain the books and records (including personnel files) of the RSG Companies relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the RSG Companies; and
ii.upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records reasonably related to resolving such claim or purpose.
b.In order to facilitate the resolution of any claims made by or against or incurred by Buyers or the RSG Companies after the Closing, or for any other reasonable purpose, for a period of three (3) years following the Closing, Seller shall:
i.retain the books and records (including personnel files) of Seller which relate to the RSG Companies and their operations for periods prior to the Closing; and

ii.upon reasonable notice, afford the Representatives of Buyers or the RSG Companies reasonable access (including the right to make, at Buyers’ expense, photocopies), during normal business hours, to such books and records reasonably related to such claim or purpose.
c.Neither Buyers nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.9 where such access would violate any Law.

Section 5.10    Closing Conditions. From the date hereof until the Closing, each party hereto shall, and Seller shall cause the RSG Companies to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VI hereof. Buyers acknowledge that Closing on or before February 24, 2017 is of material importance to Seller, and Buyers agree to work in good faith to attempt to close the transactions contemplated hereunder on or before such date.

Section 5.11    Public Announcements. Seller and Buyers acknowledge and agree Seller is required to file this Agreement with the U.S. Securities and Exchange Commission and publicly disclose that it has entered into this Agreement and the Closing or termination of this Agreement, and Seller is granted approval to do so. Except as provided in the foregoing sentence, unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

Section 5.12    Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement at their own cost and expense.

Section 5.13    Tax Matters.
a.Tax Periods Ending on or Before the Closing Date. Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the RSG Companies for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Upon Buyers’ request, Seller shall permit Buyers to review and comment on each such Tax Return described in the preceding sentence prior to filing. To the extent a third party is engaged to file or amend any Tax Return for a period that ends on or before the Closing Date, or to the extent a third party is engaged to represent the RSG Companies in a Tax audit or dispute related to a period that ends on or before the Closing Date, the costs related to the services performed by any such third party shall be paid by Seller.
b.Tax Periods Beginning Before and Ending After the Closing Date. Buyers, or Seller if Buyers request and Seller agrees, shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the RSG Companies for Tax periods which begin before the Closing Date and end after the Closing Date. Upon Seller’s request, Buyers shall permit Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing. For purposes of this Section 5.13, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such Tax for the period up to the open of business on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on, but excluding the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable as if the relevant Tax period ended at the open of business on the Closing Date.
c.Refunds and Tax Benefits. Any Tax refunds that are received by Buyers, and any amounts credited against Taxes to which Buyers becomes entitled, that relate to Tax periods or portions thereof of the RSG Companies ending on or before the Closing Date shall be for the account of Seller, and Buyers shall pay over to Seller any such refund or, except to the extent such amounts were taken into account as a Current Assets in the final determination of Closing Net Working Capital, any payments made pursuant to this Section 5.13(c) shall be treated by Buyers and Sellers as an adjustment to the Purchase Price for tax purposes, unless otherwise required by Law.
d.Cooperation on Tax Matters.
i.Buyers and Seller shall cooperate as and to the extent reasonably requested by the other party in connection with the filing of Tax Returns pursuant to this Section 5.13 and any audit, litigation or other proceeding with respect to Taxes (collectively, a “Tax Proceeding”). Further, Seller shall have the right to participate, at its own expense, in any Tax Proceeding to the extent an unsatisfactory outcome of such Tax Proceeding could require Seller to make a payment pursuant to Section 7.2(c). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Specifically, Buyers agree (A) to retain all books and records with respect to Tax matters pertinent to RSG Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) of the respective taxable periods, (B) to abide by all record retention agreements entered into with any taxing authority, and (C) to give Buyers reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Buyers so request, allow Buyers to take possession of such books and records.

ii.Buyers and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
e.Transfer Taxes. All transfer, documentary, sales, use, excise, stamp, registration, filing, recordation, valued-added and other similar Taxes and fees that may be imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto, and any interest in respect of such additions or penalties, imposed or assessed as a result of the transactions contemplated by this Agreement (“Transfer Taxes”), will be borne by Buyers, and will be paid to the appropriate taxing authority promptly when due by the Person having the obligation to pay such Transfer Tax under applicable Law. Any Tax Returns that must be filed in connection with Transfer Taxes will be prepared by the party primarily or customarily responsible under applicable Law for filing such Tax Returns, and such party will use its reasonable best efforts to provide such Tax Returns to the other party at least 10 Business Days prior to the date such Tax Returns are due to be filed. Buyers and Seller will cooperate in the timely completion and filing of all such Tax Returns. Any Transfer Taxes resulting from any subsequent increase in Purchase Price will be borne by Buyers in accordance with the provisions of this Section 5.13(e). Any payments made by a party to another party under this Section 5.13(e) will be accounted for as an adjustment to the Purchase Price for tax purposes unless otherwise required by Law.

Section 5.14    Restriction on Other Transactions. Until the earlier of (x) the Closing Date and (y) the termination of this Agreement in accordance with Section 8.1, neither Seller nor any of its Affiliates, trustees, advisors, agents or other Representatives will, directly or indirectly, (i) solicit, initiate or encourage any inquiry, proposal or offer from any Person or enter into any agreement or accept any offer relating to any (a) reorganization, liquidation, dissolution or recapitalization of the RSG Companies, (b) merger or consolidation involving the RSG Companies, (c) purchase or sale of equity or debt securities of the RSG Companies or in excess of 5% of the assets of the RSG Companies, or (d) similar transaction or business combination involving the RSG Companies (the foregoing items (a) through (d) collectively referred to herein as a “Business Sale”), or (ii) discuss, negotiate, authorize, facilitate, or furnish any information with respect to, assist or participate in any effort or attempt by any Person to do or seek to do any of the foregoing. Seller represents and warrants that (i) neither Seller nor the RSG Companies are currently a party to or bound by any agreement with respect to a Business Sale other than this Agreement, and (ii) it has terminated all discussions with third parties regarding any of the foregoing.

Section 5.15    Financial Statements; Access to Financial Information. Seller shall furnish to Buyers within fifteen (15) days after the end of each month and within twenty (20) days after the end of each fiscal quarter ending between the date hereof and the Closing Date a statement of income and expense and balance sheet of the RSG Companies for the applicable month and/or quarter just ended and such financial information (including information on payables and receivables) as Buyers may reasonably request and which is prepared in the ordinary course of business.

Section 5.16    Noncompetition and Nonsolicitation.
a.For a period of four (4) years after the Closing Date, Seller shall not directly or indirectly invest in, own, manage, operate, finance, control, advise, render services to or guarantee the obligations of any Person engaged in or planning to become engaged in the business of owning or operating stand-alone running specialty stores in the United States of America of a type operated by the RSG Companies on the Closing Date (“Competing Business”); provided, however, Buyers acknowledge that Seller and its Affiliates are in the business of retail sales of athletic shoes, apparel, and related accessories (including the sale of running shoes, apparel, and accessories), and Seller and its Affiliates shall not be prohibited from continuing to own and operate retail stores (including its “Finish Line” and “Macy’s” divisions) and e-commerce sites which sell athletic shoes (including running shoes), apparel, accessories, and natural extensions or expansions of the foregoing which are not stand-alone retail stores which focus primarily on the sale of specialty running shoes.
b.For a period of four (4) years from the Closing Date, Seller shall not directly or indirectly: (i) hire any executive level employee of the RSG Companies; or (ii) induce or assist any other Person to induce any executive level employee to leave his or her employment with the RSG Companies; provided, however, that nothing in this Section 5.16(b) will apply to: (A) any individual who responds to or is hired as a result of general mass solicitations of employment and generalized employee searches by headhunter/search firms (in either case not specifically directed at employees of RSG Companies); or (B) in the case of Section 5.16(b)(i), hiring or inducing or assisting any other Person in hiring any individual that was an employee of RSG Companies after such individual has been terminated or otherwise ceases to be employed by RSG Companies.
c.If a court or tribunal of competent jurisdiction finally determines that any term or provision contained in Section 5.16(a) through Section 5.16(c) is invalid or unenforceable, then Seller and Buyers agree that the court or tribunal will have the power to modify the scope, duration or geographic area of the term or provision, to modify specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 5.16 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed. This Section 5.16 is reasonable and necessary to protect and preserve Buyers’ legitimate business interests and the value of the Membership Interests and to prevent any unfair advantage conferred on Seller.

d.Buyers acknowledge and agree that, in addition to any other rights and remedies available to Seller, the covenants and agreements set forth in this Section 5.16 will be void and of no further force or effect in the event Seller obtains a final non-appealable judgment that Buyers have breached their obligation to make any Earnout Payment to Seller pursuant to Section 2.4 hereof.

Section 5.17    Pre-Closing Restructuring. Buyers and Seller shall, and each shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out immediately prior to Closing the restructuring described in Section 5.17 of the Disclosure Schedules (the “Pre-Closing Restructuring”), including, not limited to, the signing and delivery of certificates of formations, limited liability company agreements, contribution agreements, assignments and any other instruments or documents. Seller shall also contribute Nine Million Dollars ($9,000,000) to the Acquired Company presently identified as “FundsCo” as part of the Pre-Closing Restructuring.

Section 5.18    “Check-The-Box”. Buyers and Seller agree that the Acquired Companies shall be classified as entities disregarded as separate from their owners under Internal Revenue Code § 7701, and Buyers agree not to change such classification until the second day business day following the Closing Date.

Section 5.19    Ownership and Bankruptcy Post-Closing. Buyers shall continuously own the Acquired Companies in the same structure as the Pre-Closing Restructuring for at least six (6) months following the Closing Date. Buyers shall, for six (6) months following the Closing Date, insure that none of the Acquired Companies: (a) participates in a merger, (b) sells, assigns, or otherwise assigns substantially all of its assets, or (c) begins insolvency proceedings of any character, including, without limitation, bankruptcy, receivership, reorganization, or any other composition or arrangement with its creditors, voluntary or involuntary; provided however, that Buyers may sell or close up to twenty (20) of the individual store locations operated by the Acquired Companies.

Section 5.20    Cash at Closing. Seller agrees to cause the Acquired Companies to have enough cash in the bank accounts of the Acquired Companies to cover all outstanding checks and drafts of the Acquired Companies issued prior to Closing and Buyer acknowledges that notwithstanding Section 5.1 or any other provision of this Agreement, Seller may distribute surplus cash from the business prior to Closing.

ARTICLE VI
Conditions to Closing

Section 6.1    Conditions to Obligations of Buyers. The obligations of Buyers to consummate and close the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyers’ waiver, at or prior to the Closing, of each of the following conditions:

a.The representations and warranties of Seller contained in Article III (i) if qualified in any respect as to materiality (including references to Material Adverse Effect), shall be true and correct, and (ii) if not qualified as to materiality, shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, unless any such representation or warranty is made only as of or applicable to a specific date, in which event such representation or warranty shall be true and correct as of such specific date.

b.Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller prior to or on the Closing Date, including the completion of the Pre-Closing Restructuring.
c.Buyers shall have received a certificate, dated the Closing Date and signed by Seller, that each of the conditions set forth in Section 6.1(a), Section 6.1(b) and Section 6.1(f), have been satisfied.
d.Seller shall have delivered, or caused to be delivered, a Transition Services Agreement in the form substantially similar to the agreement attached hereto as Exhibit 6.1(a), signed by RSG1 and Seller.
e.Buyers shall have received reasonably satisfactory evidence that all indebtedness between the RSG Companies and Seller or any of Seller’s Affiliates has been cancelled.
f.Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect or any development likely to result in a Material Adverse Effect.
g.Seller shall have delivered to Buyers written resignations, effective as of the Closing Date, of the officers and directors of the Company.
h.The required third-party consents shall have been obtained for no less than twenty-five percent (25%) of the Real Property Leases identified on Section 6.1(h) of the Disclosure Schedules.
i.Buyers shall have obtained the Third Party Financing.

Section 6.2    Conditions to Obligations of Seller. The obligations of Seller to consummate and close the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:
a.The representations and warranties of Buyers contained in Article IV shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of or applicable to a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyers’ ability to consummate the transactions contemplated hereby.
b.Buyers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.
c.Seller shall have received a certificate, dated the Closing Date and signed by duly authorized officers of Buyers, certifying that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) has been satisfied.

d.Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) from each of the Buyers certifying that attached thereto are true and complete copies of (i) each Buyers’ certificate of limited liability company or certificate of incorporation, whichever is applicable, (ii) the limited liability company agreement or by-laws of the Buyers, whichever is applicable, (iii) all resolutions adopted by the board of directors or members of the Buyers authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.
e.Seller shall have received a certificate of good standing for each of the Buyers dated no later than five (5) Business Days earlier than the Closing Date.
f.Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyers certifying the names and signatures of the officers of each of the Buyers authorized to sign this Agreement and any other documents delivered relating to the transaction contemplated hereunder.
g.Buyers shall have obtained the Third Party Financing.

ARTICLE VII
Indemnification

Section 7.1    Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided, however, that: (a) the Seller Fundamental Representations and Buyers Fundamental Representations shall survive indefinitely; (b) the representations and warranties in Section 3.19 shall survive for a period of six (6) years following the Closing; and (c) the representations and warranties in Section 3.16 and Section 3.18 shall survive until the expiration of the applicable statute of limitations. The covenants or agreements contained in this Agreement to be performed or observed prior to the Closing Date shall survive the Closing and a claim for indemnification for breach thereof may be made until the date that is eighteen (18) months from the Closing Date, and all the covenants or other agreements contained in this Agreement which by their terms contemplate performance or observance after the Closing Date shall survive the Closing. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved. No claim for indemnification may be asserted against either party for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the representation, warranty, covenant or agreement on which such claim is based ceases to survive as set forth in this Section 7.1.

Section 7.2    Indemnification By Seller. Subject to the other terms and conditions of this Article VII and effective after Closing, Seller shall indemnify Buyers against, and shall hold Buyers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyers based upon, arising out of, with respect to or by reason of:

a.any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement whether such representation and warranty is made as of the date hereof or as of the Closing Date;
b.any breach or non-fulfillment of any covenant, agreement or obligation to be performed by any Seller pursuant to this Agreement which was not waived by Buyers;
c.any liability of the RSG Companies or Seller for (i) any and all Taxes for all taxable periods ended on or before the Closing Date and, in the case of any taxable period that includes but does not end on the Closing Date, the portion of such taxable period through the opening of business on the Closing Date, and (ii) any and all Taxes of any Person (other than the RSG Companies) imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, in each case;
d.any liability of the RSG Companies or Seller of any fees or commission of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the RSG Companies or Seller; or
e.any Indebtedness of the RSG Companies incurred prior to the Closing Date, excluding those relating to the Loyalty Program;
f.any liability with respect to the matters set forth on Section 3.13(a) of the Disclosure Schedules.
g.any liability with respect to the matters set forth on Section 7.2(g) of the Disclosure Schedules.

Section 7.3    Indemnification By Buyers. Subject to the other terms and conditions of this Article VII and effective on and after Closing, Buyers shall, jointly and severally, indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:
a.any inaccuracy in or breach of any of the representations or warranties of Buyers contained in this Agreement, whether such representation and warranty is made as of the date hereof or as of the Closing Date;
b.all obligations under the Real Property Leases, including for the payment of any rent and for failing to obtain a third-party’s consent to the transactions contemplated hereunder (including all transactions relating to the Pre-Closing Restructuring);
c.any Taxes of the Company accruing post-Closing; or
d.any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyers pursuant to this Agreement.

Section 7.4    Certain Limitations. The party making a claim under this Article VII is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party.” The indemnification provided for in Section 7.2 and Section 7.3 shall be subject to the following limitations:

a.The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 7.2(a) or Section 7.3(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 7.2 or Section 7.3 exceeds One Hundred Thousand Dollars ($100,000) (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible; provided, however, that Losses suffered as a result of any inaccuracy in, or the breach of, any of the Seller Fundamental Representations or the Buyers Fundamental Representations shall not be subject to the Deductible and the Indemnifying Party shall pay and be liable for all Losses arising therefrom.
b.The maximum aggregate liability of Seller pursuant to Section 7.2(a) for any and all Losses suffered by Buyers shall be One Million Dollars ($1,000,000); provided, however, that the limitation set forth in this Section 7.4(b) shall not apply to Losses suffered as a result of any inaccuracy in, or the breach of, any of the Seller Fundamental Representations.
c.Payments by an Indemnifying Party pursuant to Section 7.2 or Section 7.3 in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized as a result of such Loss by the Indemnified Party.
d.An Indemnified Party will not be entitled to be indemnified with respect to any Loss which was included in the determination of Closing Net Working Capital.
e.In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages relating to the breach or alleged breach of this Agreement (other than any such damages paid or payable to a third party by an Indemnified Party and as to which such Indemnified Party is entitled to indemnification pursuant to this Article VII).
f.Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

Section 7.5    Indemnification Procedures.
a.Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement, an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.5(b), it shall have the right to take such action as it deems reasonably necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.5(b), pay, compromise, and defend such Third-Party Claim and seek indemnification for any and all Losses (including attorneys’ fees) based upon, arising from or relating to such Third-Party Claim. Seller and Buyers shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.7) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.
b.Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned, or delayed), except as provided in this Section 7.5(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) Business Days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 7.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned, or delayed).
c.Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30)-day period, the Indemnified Party shall allow the Indemnifying Party and its Representatives to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the premises and personnel of the Company and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its Representatives may reasonably request. If the Indemnifying Party does not so respond within such thirty (30)-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 7.6    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 7.7    Letter of Credit. For any Real Property Lease under which the necessary consent to the transactions contemplated hereunder has not been obtained prior to Closing, Buyers’ indemnity obligations under each such Real Property Lease shall include, but not be limited to, the payment of rent due under such leases, and Buyers’ indemnity obligations under such leases shall be secured by a letter of credit in a form and from an institution acceptable to Seller with an amount equal to six (6) month’s rent for such Real Property Lease; provided however that (i) Buyers shall not be required to secure Buyers’ indemnity obligations under such leases by a letter of credit for any obligations greater than ten percent (10%) of the aggregate six (6) month’s rent due under all of the Real Property Leases, and (ii) the face amount of any such letter of credit may be decreased proportionally once the necessary third party consents under such Real Property Leases is obtained.

Section 7.8    Exclusive Remedies. Subject to Section 9.11, the parties acknowledge and agree that their sole and exclusive post-Closing remedy with respect to any and all claims (other than claims arising from intentional fraud or willful breach on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, effective after the Closing, each party hereby waives, to the fullest extent permitted under Law, any and all other rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein it may have against the other parties hereto arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Nothing in this Section 7.8 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.11 or to seek any remedy on account of intentional fraud or willful breach by any Person.

ARTICLE VIII
Termination

Section 8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
a.by the mutual written consent of Seller and Buyers;
b.by Buyers by written notice to Seller if:
i.Buyers are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure cannot be or is not cured by Seller by the Drop Dead Date; or
ii.any of the conditions set forth in Section 6.1 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due primarily to the failure of Buyers to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
c.by Seller by written notice to Buyers if:
i.Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure cannot be or is not cured by Buyers by the Drop Dead Date; or
ii.any of the conditions set forth in Section 6.2 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due primarily to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
d.by Buyers or Seller in the event that:
i.there shall be any Law that makes consummation of the transactions contemplated by this Agreement on or before the Drop Dead Date, illegal or otherwise prohibited; or
ii.any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement through and beyond the Drop Dead Date, and such Governmental Order shall have become final and non-appealable.

Section 8.2    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

a.as set forth in this Article VIII and Section 5.7, Section 5.13 and Article IX hereof and the Confidentiality Agreement, all which shall survive termination of this Agreement; and
b.that nothing herein shall relieve any party hereto from liability for fraud or any breach of any provision hereof.

ARTICLE IX
Miscellaneous

Section 9.1    Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Seller shall pay all costs and expenses incurred by the RSG Companies prior to Closing.

Section 9.2    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) when received by the addressee if sent by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

Seller: The Finish Line, Inc. General Counsel 3308 N. Mitthoeffer Road Indianapolis, Indiana 46235 Attention: Christopher C. Eck	with a copy to (which shall not constitute notice): Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, Indiana 46204‑3535 Attention: Joshua P. Hollingsworth Joshua.Hollingsworth@btlaw.com
Buyers:

Project Running Specialties, LLC
Project Running Specialties, Inc.
c/o CriticalPoint Capital, LLC
1230 Rosecrans Avenue, Suite 170
Manhattan Beach, CA 90266
Attention: Matt Young
myoung@criticalpointpartners.com
with a copy to (which shall not constitute notice): Cypress LLP 11111 Santa Monica Boulevard, Suite 500 Los Angeles, CA 90025 Attention: Brent Bradley brent@cypressllp.com

Section 9.3    Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; (z) wherever in this Agreement words indicating the plural number appear, such words shall be considered as words indicating the singular number and vice versa where the context indicates the propriety of such use; and (aa) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.4    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.5    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.6    Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 9.7    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party; provided, however, that Buyers may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyers nonetheless shall remain responsible for the performance of all of its obligations hereunder). No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.8    No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.9    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.10    Governing Law; Waiver of Jury Trial.
a.This Agreement shall be governed by the laws of the State of Indiana, without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right or obligations arising out of, this Agreement shall be brought against any of the parties in the courts of the State of Indiana, County of Marion or the United States District Court for the Southern District of Indiana - Indianapolis Division, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.
b.each party acknowledges and agrees that any controversy which may arise under this agreement or the other transaction documents is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this agreement, the other transaction documents or the transactions contemplated hereby or thereby. each party to this agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this section 9.10(b).

Section 9.11    Specific Performance. The parties agree that irreparable damage could occur to the non-breaching party if any provision of this Agreement were not performed by a party in accordance with the terms hereof. Accordingly, the parties agree that, subject to the limitations set forth in this Section 9.11, prior to a valid termination of this Agreement pursuant to Article VIII, in addition to any other remedy to which a non-breaching party is entitled at Law or in equity, the non-breaching party will be entitled to seek injunctive relief to prevent breaches of this Agreement and will be entitled to specifically enforce the performance of the provisions hereof. The parties agree and acknowledge that: (i) by seeking the remedies provided for in this Section 9.11, a party will not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.11 are not available or otherwise are not granted; and (ii) nothing contained in this Section 9.11 will require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.11 before properly exercising any termination right under Article VIII (and pursuing any other remedies under this Agreement after such termination) nor will the commencement of any proceeding pursuant to this Section 9.11 or anything contained in this Section 9.11 restrict or limit any party’s right to properly terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.12    Non-recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby.

Section 9.13    Certain Disclosure Matters.
a.The Disclosure Schedules contain a series of schedules which, in part, set forth Disclosures (as defined below) specifically referred to in Article III and Article IV and, in part, provide exceptions, qualifications or limitations to the representations and warranties contained in Article III and Article IV (the latter schedules may or may not be specifically referred to in Article III or Article IV). Neither the specification of any dollar amount in Article III or Article IV nor the inclusion of any Disclosure in a schedule (or any section, subsection or clause of a schedule) comprising part of the Disclosure Schedules or with respect to any representation or warranty is intended, or will be deemed, construed or offered in any dispute between the parties as evidence of, the materiality of such dollar amount or such Disclosure, nor does it establish any standard of materiality or any monetary threshold upon which to judge the inclusion or omission of any similar Disclosures in that schedule (or section, subsection or clause thereof) or any other schedule (section, subsection or clause thereof) comprising the Disclosure Schedules or with respect to that representation or warranty or any other representation or warranty.

b.Any exception, qualification, limitation, fact, event circumstance, contract, document, information, liability, lien, default, breach, violation, impediment, description, summary or other disclosure (each, a “Disclosure”) made or included for the purpose of any particular section of the Disclosure Schedules or any section, subsection or clause of any section of the Disclosure Schedules or for the purpose of any particular representation or warranty in this Agreement will, in each case, be deemed made and included for the purpose of (and incorporated by reference in) all other sections, subsections or clauses of the Disclosure Schedules and all other representations and warranties in this Agreement to the extent that a cross-reference is made thereto (either herein or in this Agreement) or to the extent that the applicability or relevance of such Disclosure to any such other sections, subsections or clauses of the Disclosure Schedules or to any such other representations or warranties is reasonably apparent based on: (i) the face of such Disclosure or the face of such representation or warranty (regardless of whether or not specific cross-references are made); or (ii) the context or subject matter of any section, subsection or clause of the Disclosure Schedules or of any representation or warranty in this Agreement (regardless of whether or not specific cross-references are made).
c.The information and other Disclosures made, included, summarized, described or discussed in the Disclosure Schedules are provided solely for purposes of making disclosures to Buyers under this Agreement and for no other purpose, and nothing in the Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement or to create any covenant. No reference to or inclusion of any Disclosure in the Disclosure Schedules will: (i) represent (or be deemed or construed to represent) a determination that such Disclosure is material (or otherwise establish a standard or monetary threshold for determining materiality) or that such Disclosure is required to be referred to or included in the Disclosure Schedule; (ii) represent a determination that such Disclosure did not arise in the ordinary course of business; (iii) constitute (or be deemed or construed to be) an admission to any Person of any matter whatsoever concerning such Disclosure, including an admission as to the occurrence or existence of a default, breach or default under any contract, Permit, plan, policy or other document, or of a violation of any Laws or any Order; or (iv) confer or give to any Person (other than Buyers Indemnified Parties, to the extent expressly contemplated under this Agreement) any remedy, claim, liability, reimbursement, cause of action or other right.

d.Without limiting the generality of the foregoing, it is expressly understood and acknowledged that: (i) in disclosing the information and other Disclosures made, included, summarized, described or discussed herein, Seller does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to thereto; and (ii) all summaries, descriptions or discussions of any contract, permit, real or personal property matters, Permits, policy or document relating to any other Disclosure item or matter made or included in the Disclosure Schedules are summary in nature, do not purport to be a complete statement of the material terms of such contract, real or personal property matters, Permits, policy or document and are qualified in their entirety by reference to such contract, Permit, legal documents relating to such real property (including any title, deed, insurance policy or other document or other instrument containing the legal description thereof or the rights of any Person with respect thereto), policy or document (including any and all exhibits, schedules, annexes or other documents attached thereto or referenced therein and amendments, restatements, supplements and other modifications thereto).

Section 9.14    Representation by Barnes & Thornburg LLP; Privileged Communications. In the event of any dispute following Closing between Buyers or any of their Affiliates, on the one hand, and Seller on the other hand, Buyers hereby consent and shall cause the Acquired Companies to consent to the representation by Barnes & Thornburg LLP of Seller notwithstanding the prior representation of the Acquired Companies by Barnes & Thornburg LLP, and Buyers hereby waive and shall cause the Acquired Companies to waive any right to object thereto on the basis of any conflict of interest arising from such representation or similar claim. Buyers acknowledge and agree that as to all pre‑Closing communications between or among Seller and the Acquired Companies and their respective employees and agents, on one hand, and their respective legal counsel (including Barnes & Thornburg LLP), on the other hand, relating to this Agreement or the transactions and agreements contemplated herein, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to and may be controlled by Seller, and will not pass to or be claimed by Buyers or any of its Affiliates (including, following Closing, the Acquired Companies).

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Signature Page

EXHIBIT 2.3

NET WORKING CAPITAL

For purposes of calculating Net Working Capital, the accrual of liabilities relating to the Loyalty Program (as defined in the Agreement) shall be treated as it has been historically under GAAP, and not subject to prospective changes to GAAP after the date of this Agreement which may affect the treatment of the Loyalty Program.

Example Net Working Capital as of December 31, 2016:

Exhibit 2.3

Exhibit 2.3 - 2

Exhibit 2.3 - 3

Exhibit 2.3 - 4

EXHIBIT 2.4

PURCHASE PRICE ALLOCATION

Estimated based on balance sheet date of December 31, 2016

Class I - Cash and General Deposits - $0

Class II - Actively Traded Personal Property - $0

Class III - Accounts Receivable - $486,760

Class IV - Inventory - $12,515,874

Class V - All Other Assets (Depreciable Fixed Assets) - $0

Class VI - All Section 197 Intangible Assets except Goodwill - $0

Class VII - Goodwill - $0

Exhibit 2.4

EXHIBIT 6.1(a)

TRANSITION SERVICES AGREEMENT

DMS 4516313v17

Exhibit 6.1(a)